Exhibit 99.5

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Three months ended March 31, 2009 and 2008

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as summarized below:

I.    Reconciliation of net loss and comprehensive loss:

The application of U.S. GAAP would have the following effects on the net loss and comprehensive loss as reported:

	Three months ended
	March 31,	March 31,
	2009	2008
	$	$

Loss for the period, Canadian GAAP	(12,038)	(22,243)
Patents (note a)	(31)	64
In-process research and development (note b)	555	590
Stock-based compensation (note e)	3	(17)

Net loss for the period, U.S. GAAP	(11,511)	(21,606)

Other comprehensive income, Canadian and U.S. GAAP	-	10

Comprehensive loss for the period, U.S. GAAP	(11,511)	(21,596)

Weighted average number of common shares outstanding, U.S. GAAP	63,762,296	63,727,290

Basic and diluted loss per common share, U.S. GAAP	(0.18)	(0.34)

II.    Reconciliation of significant balance sheet items:

The application of U.S. GAAP would have the following effects on the balance sheet as reported:

 Intangible assets:

	March 31,	December 31,
	2009	2008
	$	$

Intangible assets, Canadian GAAP	17,979	18,535
Adjustment for:
Patents (note a)	1,785	1,817
In-process research and development (note b)	(17,979)	(18,535)

Intangible assets, U.S. GAAP	1,785	1,817

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Three months ended March 31, 2009 and 2008

III.   Reconciliation of significant balance sheet items (continued):

  Consolidated shareholders’ equity:

(i)   Contributed Surplus:

	March 31,	December 31,
	2009	2008
	$	$

Contributed Surplus, Canadian GAAP	25,387	24,955
Adjustments for:
Stock-based compensation:
Under Canadian GAAP	(18,130)	(17,698)
Under U.S. GAAP (note e)	18,010	17,581
Preferred shares:
Beneficial conversion feature (note d)	455	455

Contributed surplus, U.S. GAAP	25,722	25,293

(ii)   Deficit:

	March 31,	December 31,
	2009	2008
	$	$

Deficit, Canadian GAAP	(341,441)	(329,403)
Adjustments for:
Stock-based compensation:
Under Canadian GAAP	18,147	17,715
Under U.S. GAAP (note e)	(18,027)	(17,598)
Patents (note a)	1,785	1,817
In-process research and development (note b)	(17,979)	(18,535)
Preferred shares:
Amortization of beneficial conversion feature (note d)	(455)	(455)

Deficit, U.S. GAAP	(357,970)	(346,459)

(a)  Patents

Under Canadian GAAP, patent costs related to internally generated assets developed from research activities are expensed as incurred.  Under US GAAP these costs are capitalized and amortized on a straight line basis over the estimated useful life of the patent.

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Three months ended March 31, 2009 and 2008

(b)  In-process research and development:

Under U.S. GAAP, the Company’s acquired license for a clinical-stage drug candidate would be classified as in-process research and development and written off immediately as it has no alternative use.  Under Canadian GAAP, in-process research and development is amortized over its estimated useful life.

(c)  Accounts payable and accrued liabilities comprise:

	March 31,	December 31,
	2009	2008
	$	$

Trade accounts payable	391	657
Accrued contract research	6,344	8,316
Employee-related accruals	1,130	830
Other accrued liabilities	2,599	1,700

	10,464	11,503

(d)  Preferred shares:

Under U.S. GAAP, the Series A convertible preferred shares contain an embedded beneficial conversion feature of $455 in favor of CR Intrinsic Investments, LLC (the holder). The beneficial conversion feature represents the difference between the conversion price and the fair value of the Company’s common stock on the commitment date, which was also the issuance date.  Under U.S. GAAP, the beneficial conversion feature was measured at its intrinsic value at the date of issuance of the shares and was recognized as a return to the preferred shareholders through a charge to deficit, over the period from the date of issuance to October 25, 2008, which was the earliest date when the conversion became exercisable by the holder. The beneficial conversion feature of $455 was fully amortized in 2008.

(e)  Stock-based compensation:

The amount of stock-based compensation expense for U.S. GAAP purposes differs from the amount for Canadian GAAP purposes, representing the impact of estimated employee award forfeitures.

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Three months ended March 31, 2009 and 2008

(e)  Stock-based compensation (continued):

A summary of the Company’s unvested stock option activity and related information for the period ended March 31, 2009 is as follows:

	Number	Weighted average
	of	grant-date fair value
Non-vested options	options	$

Non-vested at January 1, 2009	1,038,022	6.70
Vested	(205,999)	6.61
Forfeited	(13,000)	6.19
Non-vested at March 31, 2009	819,023	6.74

As of March 31, 2009, there was $1.4 million of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted average period of 1.3 years.

The aggregate intrinsic value of stock options outstanding at March 31, 2009 was $0.5 million.

The aggregate intrinsic value of the vested and exercisable stock options at March 31, 2009 was $0.5 million.

The aggregate intrinsic value of stock options exercised during the period ended March 31, 2009 was nil (2008 - $0.2 million).

The aggregate fair value of vested options during the period ended March 31, 2009 was $1.4 million (2008 - $1.4 million).

The weighted average remaining contractual life of vested and exercisable stock options at March 31, 2009 was 1.8 years.

The Company estimates forfeitures for unvested options as a percentage of stock-based compensation.  For the period ended March 31, 2009, the Company applied an estimated percentage of 4.5% for management, 20.9% for employees and 43.2% for consultants, which management considered to be a reasonable estimate of actual forfeitures.

Cash received during the period ended March 31, 2009 related to the exercise of stock options was nil.

(f)   Other disclosures required by U.S. GAAP:

FASB Interpretation No. 48 (FIN 48) - Accounting for tax uncertainties

The amount of liability for unrecognized tax benefits under FIN 48 as of March 31, 2009 is nil.   The Company recognizes interest and penalties related to income taxes in interest and other income. To date, the Company has not incurred any significant interest and penalties.

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Three months ended March 31, 2009 and 2008

(f)   Other disclosures required by U.S. GAAP (continued):

FASB Interpretation No. 48 (FIN 48) - Accounting for tax uncertainties (continued)

The Company is subject to taxes in Canada, the United States, United Kingdom and Switzerland.  The tax years which remain subject to examination as of March 31, 2009 for Canada and the United States include 1996 to present, and 2001 to present, respectively.

SFAS No. 157 - Fair value measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a three-level fair value hierarchy used to classify the source of the information. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs.

The three levels of inputs used to measure fair value are as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Directly or indirectly observable market based inputs used in models or other valuation methodologies.

Level 3 - Unobservable inputs that are not corroborated by market data which require significant management judgment.

SFAS 157 is effective for fiscal years beginning on or after November 15, 2007. FASB Staff Position - Effective Date of FASB Statement No. 157 (FSP FAS 157-2) delayed the effective date for all nonfinancial assets and liabilities until January 1, 2009, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis.

Effective January 1, 2009, the Company adopted the portion of SFAS 157 that was deferred under FSP 157-2. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

EITF 07-1 - Accounting for Collaborative Arrangements

On January 1, 2009, the Company adopted Emerging Issues Task Force EITF 07-1, Accounting for Collaborative Arrangements (EITF 07-1). EITF 07-1 requires participants in a collaborative arrangement to present the results of activities for which they act as the principal on a gross basis and to report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative  or a reasonable, rational, and consistently applied accounting policy election. Significant disclosures of the collaborative agreements are also required. EITF 07-1 is effective for annual periods beginning after December 15, 2008 and is to be applied retrospectively for collaborative arrangements existing at December 15, 2008 as a change of accounting principle. The adoption of this issue did not have an impact on the Company’s consolidated financial statements.

CARDIOME PHARMA CORP.
Reconciliation of Generally Accepted Accounting Principles
(Expressed in thousands of Canadian dollars, except share and per share amounts)

Three months ended March 31, 2009 and 2008

SFAS No. 161 - Disclosures about Derivative Instruments and Hedging Activities

On January 1, 2009, the Company adopted SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133 (SFAS 161). The statement is effective for fiscal years and interim periods beginning after November 15, 2008.  The statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Adoption of SFAS 161 did not have an impact on the Company’s consolidated financial statements.

EITF 08-7  Credit Accounting for Defensive Intangible Assets

On January 1, 2009, the Company adopted the Emerging Issues Task Force (EITF) Abstract 08-
7, Credit Accounting for Defensive Intangible Assets (EITF 08-7). EITF 08-7 clarifies how to account for acquired intangible assets in situations in which an entity does not intend to actively use the asset but intends to hold (lock up) the asset to prevent others from obtaining access to the asset (a defensive intangible asset), except for intangible assets that are used in research and development activities. This Abstract is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this Abstract did not have an impact on the Company’s consolidated financial statements.